02 JUN 26 AM 11: 14

Selfridges plc

**Our Ref. 50005**

The Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Washington DC 20549
U S A

[redacted]

02042111

12 June 2002

SUPPL

Dear Sirs

## Re: Selfridges File No: 82-4818

Please find enclosed copies of a recent announcements made to the London Stock Exchange on 12 June 2002.

Yours faithfully

**Ann Shrimpton**
**Company Secretary's Office**

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Encs.

dlw 6/26

\Stock Exchange\sec.let.29.5.02

# Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructions. The announcement details are reproduced below for your information:

| | |
|---|---|
| **Company Name** | Selfridges PLC |
| **Category** | Miscellaneous (add headline) |
| **Headline** | Grant of Share Options |
| **Release Instructions** | *Immediate Release* |
| **Related Company Information** | None |
| **Contact Name** | Alan Camplin-Smith |
| **Contact Telephone No** | 020 7318 3018 |

The RNS number for the announcement is 1444X.

Announcement 1444X will now appear in your Status List.

log off status list RNS Alert

**SELFRIDGES PLC**
**S.E.C. FILE NUMBER 82-4818**

# Grant of Share Options

On 11th June 2002 the Remuneration Committee granted a total of 689,359 options under the Selfridges plc Executive Share Option Scheme 2002 to the seven participants in the Scheme, which includes the two executive directors of the Company and five senior executives of Selfridges Retail Limited (the wholly owned subsidiary of the Company). The grant was based on 200% of base salary.

Vittorio Radice (Chief Executive) was granted 209,726 options and Peter Williams (Finance Director) was granted 112,462 options.

The Exercise Price of the options is £3.29 and the option can be exercised on or after 11th June 2005 provided the relevant performance requirements have been achieved.